EXHIBIT 3

Name of Fund	Assets (in millions) (9/30/07)	Amount of Single Insured Bond

Columbia Funds Institutional Trust	$1,120	$1,250,000
Columbia Funds Series Trust I	$29,591	$2,500,000
Columbia Funds Variable Insurance Trust	$1,766	$1,500,000
Banc of America Funds Trust	$3	$125,000
Columbia Funds Master Investment Trust, LLC	$19,440	$2,500,000
Columbia Funds Series Trust	$183,847	$2,500,000
Columbia Funds Variable Insurance Trust I	$2,188	$1,700,000